December 3, 2018

VIA EDGAR

Melissa Raminpour, Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Avis Budget Group, Inc.
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended September 30, 2018
File No. 001-10308

Dear Ms. Raminpour:

This communication is in response to the Staff’s comment letter dated November 27, 2018. For your convenience, we have included in italics the Staff’s comment as set forth in its letter and the Company’s response to the comment immediately below such comment.
Form 10-Q for the Quarter Ended September 30, 2018
Notes to Condensed Consolidated Financial Statements 2. Revenues, page 13
1. Please disclose how any transaction-related taxes are factored into the determination of your transaction prices pursuant to ASC 606-10-32-2A, including whether you have elected to exclude all taxes assessed by a governmental authority from the measurement of the transaction prices that are imposed on your services or collected by you from customers.

Response:

We acknowledge the Staff’s comment and note that the Company excludes from the measurement of its transaction prices all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer. We intend to include the following disclosure in our accounting policy on revenue recognition in our 2018 annual report on Form 10-K:

“The Company excludes from the measurement of its transaction price any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer. As a result, revenue is recorded net of such taxes collected”

2. Please tell us your consideration of disclosing any obligations for refunds and other similar obligations pursuant to ASC 606-10-50-20(d).

Response:

Due to the nature of the vehicle rental business, obligations for returns, refunds or other similar obligations are not material to our consolidated financial statements. Accordingly, we do not disclose information about the methods, inputs and assumptions for measuring such obligations.

Please contact the undersigned at (973) 496-4700 should you require further information or have any questions.

Very truly yours,

/s/ Martyn Smith
Martyn Smith
Interim Chief Financial Officer